                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Sequa Corporation
                                (Name of Issuer)

                       Class B Common Stock, no par value
                         (Title of Class of Securities)

                                    81732 020
                                 (CUSIP Number)

                              Neal T. Dorman, Esq.
                              Hartman & Craven LLP
                               488 Madison Avenue
                               New York, NY 10022
                                 (212) 753-7500
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                January 25, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

CUSIP No. 81732 020

1)   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Gail Binderman (20-7243070)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                               (a)  x
                                               (b) ___

3)   SEC USE ONLY

4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States

       NUMBER OF                7)   SOLE VOTING POWER
       SHARES                        1,201
       BENEFICIALLY             8)   SHARED VOTING POWER
       OWNED BY                      2,011,159
       EACH                     9)   SOLE DISPOSITIVE POWER
       REPORTING                     1,201
       PERSON WITH              10)  SHARED DISPOSITIVE POWER
                                     2,011,159

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,012,360

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 61.7 (1)

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 IN

     (1)  Based on 3,263,741 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended
          September 30, 2006.

The Executors, the July 2005 Trust, the Second July 2005 Trust, the Trustees and
the Corporations (all as defined in the Schedule (as defined below)) hereby amend and supplement the Schedule 13D originally filed with the Securities and
Exchange Commission on January 29, 2007 (the "Schedule") as follows:

This Statement relates to the Class B common stock, no par value, of Sequa
Corporation (the "Company").

Item 2.  Identity and Background.
         -----------------------

Item 2(a)-(c) of the Schedule is hereby amended by deleting the second full sentence of the second full paragraph thereof and inserting the following language in its stead:

"Binderman is employed as director of corporate strategy and development and an investment officer by Ampacet Corporation, a New York corporation engaged in the plastic colors and concentrates business with principal executive offices located at 660 White Plains Road, Tarrytown, New York, and is a director of the
Company."

Item 7.  Material To Be Filed As Exhibits.
         --------------------------------

         Exhibit 1  Certain Information about Executive Officers and Directors of the Corporations.*

         Exhibit 2  Last Will and Testament of Norman E. Alexander.**

*Previously filed. The Exhibit is re-filed to correct the spelling of the
Secretary's name.
**Previously filed. Conformed versions of the signature page and Affidavit are filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

                                      /s/ Marjorie Alexander
                                      -------------------------
                                      Marjorie Alexander

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

                                      FIFTY BROAD STREET, INC.
                                      FORFED CORPORATION
                                      42 NEW STREET, INC.
                                      YOUANDI CORPORATION
                                      COURTNEY CORPORATION

                                      /s/ Gail Binderman
                                      -------------------------
                                      Gail Binderman
                                      Individually and on behalf of
                                      the above named Corporations as
                                      Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
                                      /s/ Mark Alexander
                                      -------------------------
                                      Mark Alexander

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
                                      /s/ Sharon Zoffness
                                      -------------------------
                                      Sharon Zoffness

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
                                      Gail Binderman, Mark Alexander and Sharon
                                      Zoffness as Trustees u/i dtd July 13, 2005

                                      /s/ Gail Binderman
                                      -------------------------
                                      Gail Binderman
                                      Trustee

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
                                      Gail Binderman, Mark Alexander and Sharon
                                      Zoffness as Trustees u/i dtd July 13, 2005

                                      /s/ Gail Binderman
                                      -------------------------
                                      Gail Binderman
                                      Trustee

                                  EXHIBIT INDEX

Exhibit 1  Certain Information about Executive Officers and Directors of the
           Corporations.*

Exhibit 2  Last Will and Testament of Norman E. Alexander.**

*Previously filed. The Exhibit is re-filed to correct the spelling of the
Secretary's name.
**Previously filed. Conformed versions of the signature page and Affidavit are filed herewith.